Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State or Other Jurisdiction of Incorporation

Valneva UK Ltd	England and Wales

Valneva Austria GmbH	Austria

Valneva Canada Inc.	Canada

Vaccines Holdings Sweden AB	Sweden

Valneva France SAS	France

Valneva Scotland Ltd	Scotland

Valneva USA Inc.	Delaware

Valneva Sweden AB	Sweden